Cost increases to push steel prices higher in Q1 and Q2 2008

Luxembourg, 19 November 2007 - ArcelorMittal announces price increases for flat steel products in NAFTA and European markets as a direct consequence of raw material and energy cost increases in 2008.

Demand for steel products remains firm and there exists ongoing strength in the macroeconomic environment in the BRIC countries, emerging Asia, Middle East and CIS regions. Coupled with slower but positive growth in Europe and a pick-up in apparent steel demand in NAFTA overall global steel demand growth of around 6% is expected in 2008 *.

With regards to the US market, having successfully achieved an average $20/t price increase for strip mill products in Q4 07, ArcelorMittal earlier announced a further increase of $40/t for deliveries as of 1st Jan 2008. On top of rising raw material prices, current US prices are below prevailing global market levels. Going forward, low inventories, falling steel imports and relatively robust demand for high quality steels should underpin a realignment of US prices toward global market levels.

In the EU, ArcelorMittal is to maintain 2007 prices during Q1 2008 and apply price increases from Q2 reflecting raw material cost increases. After two years of exceptional demand, developments in the European steel market continue to be positive despite the expected slowdown in economic growth.

However, ArcelorMittal recognises that the current Euro/US$ exchange rates are affecting the competitiveness of our industrial customers. The present slowdown of imports will help to readjust inventories to adequate levels and create strong demand after the winter season.

Christophe Cornier, CEO of Flat Carbon Europe, said: ” We are convinced that strong demand in China and very expensive freight rates will help to rebalance the European inventory situation within short term and create an excellent basis for further positive developments during the year 2008. Our price policy reflects ArcelorMittal’s commitment to stability and fair play with our customers. We are dedicated to raising the levels of service offered to customers”.

* The IISI (International Iron and Steel institute) has forecast that worldwide apparent steel use will rise 6.8% in 2008 against 2007.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

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Contact information ArcelorMittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
Arcelor Mittal Corporate Communications		Netherlands
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Bill Steers	+1 312 899 3817	Ignacio Agreda	+34 94 489 4162
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